

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

Joseph E. Payne
Chief Executive Officer
Arcturus Therapeutics Holdings Inc.
10628 Science Center Drive, Suite 250
San Diego, California 92121

Re: Arcturus Therapeutics Holdings Inc.
      Registration Statement on Form S-3
      Filed December 12, 2019
      File No. 333-235475

Dear Mr. Payne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey A. Baumel, Esq.